BANKERS TRUST COMPANY
One Bankers Trust Plaza
New York, New York  10006


Damian P. Reitemeyer               Mailing
Address:
Vice President                     P.O. Box 318
Telephone: 212-250-4599            Church Street
Station
                                   New York, NY 10008
                                   February 14, 1996



Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
          Sun Company Inc.



Pursuant to Rule 13d-1 of the General Rules and
Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-
Mail confirmation.

                                   Sincerely,

                                   /s/Damian P. Reitemeyer





Enclosures
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549


                       SCHEDULE 13G


          Under the Securities Exchange Act of
                    1934 (Amendment No.  1 )*
                            ____
                 General Motors Corporation
           _____________________________________

                       NAME OF ISSUER:
              Common Stock - (Par Value $1.00)
           _____________________________________

                          TITLE OF CLASS OF
                          SECURITIES 86676210

           _____________________________________
                         CUSIP NUMBER


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See
Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover
page shall not be deemed to be   filed   for the purpose
of Section 18 of the Securities Exchange Act of 1934 (
Act ) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however,see the Notes).

             (Continued on following page(s))

CUSIP No. 86676210                 Page 1 of 8 Pages

1.NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Bankers Trust New York Corporation and its wholly-owned subsidiaries, Bankers Trust Company, (as Trustee for various trusts, and employee benefit plans, and investment advisor), and BT Securities Corporation, and its indirect wholly-owned subsidiary BT Variable Inc. 13-6180473.

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
          (A)  [ ]
          (B)  [X]

3.SEC USE ONLY


4.CITIZENSHIP OR PLACE OF ORGANIZATION

Bankers Trust New York Corporation, Bankers Trust
Company, BT Securities Corporation and BT Variable are
New York Corporations.

  NUMBER OF    5. SOLE VOTING POWER
  SHARES
  BENEFICIALLY 6. SHARED VOTING POWER

  OWNED BY





CUSIP No. 86676210                 Page 2 of 8 Pages

     EACH      7. SOLE DISPOSITIVE POWER

  REPORTING




     PERSON         8. SHARED DISPOSITIVE POWER

      WITH
9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
  REPORTING PERSON



10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9)
   EXCLUDES CERTAIN SHARES * [X]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


CUSIP No. 86676210                 Page 3 of 8 Pages

12.TYPE OF REPORTING PERSON *

   Bankers Trust New York Corporation - HC
   Bankers Trust Company - BK
   BT Variable Inc - IC
   BT Securities Corporation - BD

Item 1(a) NAME OF ISSUER:

          Sun Company Inc.

Item 1(b) ADDRESS OF ISSUER  S PRINCIPAL EXECUTIVE
          OFFICES: Ten Penn Center
          1801 Market Street
          Philadelphia, PA  19103-1699

Item 2(a) NAME OF PERSON FILING:

          Bankers Trust New York Corporation, and its whollyowned subsidiary, Bankers Trust Company,
          (as Trustee for various trusts, and employee benefit plans, and investment advisor), BT
          Securities Corporation, and its indirect wholly-owned subsidiary, BT Variable Inc.

Item 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE:

          280 Park Avenue
          New York, New York  10017
CUSIP No. 86676210                 Page 4 of 8 Pages


Item 2(c) CITIZENSHIP:

          Bankers Trust New York Corporation, Bankers
          Trust Company, (as Trustee for various trusts, and employee benefit plans, and investment advisor), BT Securities Corporation and BT
          Variable Inc. are corporations incorporated in the State of New York with their principal business offices located in New York.


Item 2(d) TITLE OF CLASS OF SECURITIES:

          Common Stock (Par Value - $1.00) of Sun Company

Inc., a Philadelphia corporation.

Item 2(e) CUSIP NUMBER:

          866762107

Item 3    THE PERSON FILING IS A:

          For Bankers Trust New York Corporation,

          (g) [X] Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G)


          For Bankers Trust Company,


     (b) [X] Bank as defined in section 3(a)(6) of the Act.


          For BT Variable Inc.

     (c)  [X] Insurance Company as defined in Section
3(a)(19) of the Act.

          For BT Securities Corporation

     (a)  [X] Brokers or dealer registered under Section
15 of the Act.

CUSIP No. 86676210                 Page 5 of 8 Pages



Item 4    OWNERSHIP:

(a)  Amount Beneficially Owned:





CUSIP No. 86676210                 Page 6 of 8 Pages

     (b)  PERCENT OF CLASS:




      (c)  Number of shares as to which the Bank has:

      (i)  sole power to vote or to direct the vote -


     (ii) shared power to vote or to direct the vote -



     (iii)sole power to dispose or to direct the disposition of -


CUSIP No. 86676210                 Page 7 of 8 Pages

(iv) shared power to dispose or to direct the disposition of -


Item 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

          [X]

Item 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
          ANOTHER PERSON:

          Not Applicable.

Item 7    IDENTIFICATION AND CLASSIFICATION OF THE
          SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
          REPORTED ON BY THE PARENT HOLDING COMPANY:

          See Item 3 above.

Item 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
          THE GROUP:

          Not applicable.

Item 9    NOTICE OF DISSOLUTION OF GROUP:

          Not Applicable




CUSIP No. 86676210                 Page 8 of 8 Pages

Item 10   CERTIFICATION:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE:
     After reasonable inquiry and to the best of my
knowledge and belief, I certify that the information
set forth in this statement is true, complete and
correct.
Date:     as of December 31, 1995
Signature:     Bankers Trust New York Corporation
By:       /s/James T. Byrne, Jr.
Name:     James T. Byrne, Jr.
Title:    Secretary




                      EXHIBIT TO ITEM 7
The chain of ownership from Bankers Trust New York
Corporation to Bankers Trust Company is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                    Bankers Trust Company

                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to Bankers Trust International PLC is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                    Bankers Trust Company

                              |
                            100%
                              |

              Bankers International Corporation

                              |
                            100%
                              |

                BT Holdings (Europe) Limited

                              |
                            100%
                              |

             Bankers Trust Holdings (UK) Limited

                              |
                            100%
                              |
                Bankers Trust Investments PLC
                              |
                            100%
                              |

               Bankers Trust International PLC

                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to Bankers Trust Company and BT Securities
Corporation  is shown below:


             Bankers Trust New York Corporation
                         |
      ___________________|____________________
     |                                       |
     |                                       |
Bankers Trust Company          BT Securities
Corporation



                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to BT Variable, Inc. is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                    Bankers Trust Company

                              |
                            100%
                              |

                  Whitewood Properties Corp

                              |
                            100%
                              |

                      BT Variable, Inc.